Exhibit 99.66

PRESS RELEASE	March 17, 2021

Largo Resources Strengthens its Board of Directors with the Appointment of Ian Robertson: Former Founder and CEO of Algonquin Power & Utilities Corp.

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is very pleased to announce the appointment of Mr. Ian Robertson to its Board of Directors (the “Board”).

Alberto Arias, Non-executive Chairman of Largo, stated: “As a pioneer in the renewable energy sector, Ian was instrumental in the extraordinary growth of Algonquin Power & Utilities Corp. (“Algonquin”) from its founding to a TSX80 global energy and utility company with over US$11 billion in assets, including more than 2,000 megawatts of renewable generating capacity.” He continued: “Ian’s strong business acumen, commitment to sustainable development and strategic contacts in the energy and utility industries will assist the Board in overseeing the development of the Largo Clean Energy division.”

Mr. Robertson has more than 30 years of experience in the origination and execution of global energy initiatives and is committed to the concept of sustainable development. From co-founding Algonquin’s predecessor in 1988, Ian served as Chief Executive Officer and a Director of Algonquin until July 2020. During his leadership tenure at Algonquin, Mr. Robertson drove the expansion of wind and solar energy modalities, as well as leading the company to become a sustainability focused North American regulated electric, natural gas and water utility with over 800,000 customers. Mr. Robertson previously served on the Board of Directors of Algonquin’s affiliate Atlantica Yield plc, a publicly listed sustainable infrastructure company with over 1,551 megawatts of renewable energy generation capacity. Mr. Robertson received an electrical engineering degree from the University of Waterloo, a Master of Business Administration from York University, and a Master of Law from the Law School of the University of Toronto. He is a professional engineer and holds a Chartered Financial Analyst designation.

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416-861-9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to complete a listing on the Nasdaq, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, our ability to produce iron ore and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.